Exhibit 99.1

Financial News

CIBC ANNOUNCES THIRD QUARTER 2016 RESULTS

Strong earnings in Q3 on solid revenue growth.

Toronto, ON – Aug 25, 2016 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the third quarter ended July 31, 2016.

Third quarter highlights

•	Reported net income was $1,441 million, compared with $978 million for the third quarter a year ago, and $941 million for the prior quarter.

•	Adjusted net income(1) was $1,072 million, compared with $990 million for the third quarter a year ago, and $962 million for the prior quarter.

•	Reported diluted earnings per share (EPS) was $3.61, compared with $2.42 for the third quarter a year ago, and $2.35 for the prior quarter.

•	Adjusted diluted EPS(1) was $2.67, compared with $2.45 for the third quarter a year ago, and $2.40 for the prior quarter.

•	Reported return on common shareholders’ equity (ROE) was 26.8% and adjusted ROE(1) was 19.8%.

“Our strong results this quarter were broad based, as each of our Retail and Business Banking, Wealth Management and Capital Markets business units performed well,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “We continue to pursue and make progress against our strategy of building a strong, innovative and relationship-oriented bank while delivering consistent and sustainable financial results for our shareholders.”

Results for the third quarter of 2016 were affected by the following items of note aggregating to a positive impact of $0.94 per share:

•	$428 million ($383 million after-tax) gain, net of related transaction costs, on the sale of our minority investment in American Century Investments (ACI);

•	$40 million ($30 million after-tax) of loan losses in our exited European leveraged finance portfolio;

•	$28 million ($21 million after-tax) gain from the structured credit run-off business; and

•	$7 million ($5 million after-tax) amortization of intangible assets.

At July 31, 2016, CIBC’s Basel III Common Equity Tier 1, Tier 1 and Total capital ratios were 10.9%, 12.4% and 14.4%, respectively, on an all-in basis compared with 10.4%, 11.9% and 13.9%, respectively, at the end of the prior quarter. CIBC’s Basel III leverage ratio at July 31, 2016 was 3.9% on an all-in basis.

On June 29, 2016, CIBC announced that it had entered into a definitive agreement to acquire PrivateBancorp, Inc. (NASDAQ: PVTB) and its subsidiary, The PrivateBank, a high-quality Chicago-based middle market commercial bank with private banking and wealth management capabilities. This transaction is expected to close in the first calendar quarter of 2017, subject to customary closing conditions, regulatory approvals and the approval of PrivateBancorp’s common shareholders. Upon closing, CIBC expects to maintain a Common Equity Tier 1 ratio of at least 10% on an all-in basis.

Core business performance

Retail and Business Banking reported net income of $666 million for the third quarter, up $36 million or 6% from the third quarter a year ago. Solid volume growth and higher fees were partially offset by a higher provision for credit losses due to increased write-offs in cards and personal lending, and higher spending on strategic initiatives.

Retail and Business Banking continued to make progress against our objectives of leadership in profitable revenue growth and client experience. During the third quarter of 2016:

•	CIBC was recognized for the third year in a row for its continued leadership in mobile banking, achieving the top overall score among the five largest Canadian banks in the Forrester Research 2016 Canadian Mobile Functionality Benchmark; and

•	Chequing account opens reached their highest quarterly level in over 10 years as a result of the successful launch of the innovative CIBC SmartTM account.

Wealth Management reported net income of $506 million for the third quarter, which included the gain of $383 million, net of transaction costs, on the sale of our minority investment in ACI, identified as an item of note. Excluding items of note, adjusted net income(1) was $126 million, down $17 million or 12% from the third quarter a year ago, as we ceased recognizing income from ACI following the announcement of the sale in December 2015. Total retail brokerage revenue was also lower as a result of a decline in transaction volume. These factors were partly offset by higher revenue due to growth in average assets under management and seed capital gains in asset management.

During the third quarter of 2016, Wealth Management continued its progress in support of our strategic focus to enhance client experience, drive asset growth, and simplify our business platform:

•	We expanded our CIBC Personal Portfolio Services offer with three new Income Generation Portfolios; and

•	We launched e-statements for CIBC Personal Portfolio Services and CIBC Mutual Fund accounts, further simplifying investment statement management for clients.

Capital Markets reported net income of $304 million for the third quarter, up $39 million or 15% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $313 million, up $43 million or 16%, primarily due to higher revenue, partially offset by a higher provision for credit losses and higher expenses. Higher revenue from interest rate and equity derivatives trading, corporate banking, and equity and debt issuance activity was partly offset by lower revenue from our U.S. real estate finance business.

As a leading capital markets franchise in Canada that is also active in select industries in the rest of the world, Capital Markets acted as:

•	Financial advisor and co-underwriter to Lowe’s Companies Inc. on its $3.2 billion acquisition of RONA Inc.;

•	Bookrunner on Suncor’s $2.9 billion bought common share offering, one of the largest-ever bought deals in Canada;

•	Financial advisor, sole underwriter, bookrunner and lead arranger on $1.8 billion in credit facilities, lead and joint bookrunner on $525 million of subscription receipts, and sole foreign exchange provider relating to Stantec Inc.’s acquisition of MWH Global;

•	Financial advisor, co-underwriter, joint bookrunner and co-lead arranger on $925 million in credit facilities primarily used to support Cheung Kong Infrastructure Holdings Limited’s and Power Assets Holdings Limited’s acquisition of a 65% interest in certain midstream assets from Husky Energy Inc.; and

•	Advisor on Teine Energy’s $975 million acquisition of Penn West oil assets in Southwestern Saskatchewan.

(1)	For additional information, see the “Non-GAAP measures” section.

Credit quality

Provision for credit losses was $243 million. Excluding the loss in our exited European leveraged finance portfolio, identified as an item of note, the provision for credit losses was $203 million, up $14 million or 7% from the same quarter last year. This increase was primarily driven by higher write-offs in the card and personal lending portfolios.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of our 2015 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

			For the three months ended		For the nine months ended
$ millions, except per share amounts		2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$1,426	$926	$962	$3,320	$2,764
After-tax impact of items of note (1)		(369)	21	12	(301)	58
Adjusted net income attributable to common shareholders (2)	B	$1,057	$947	$974	$3,019	$2,822
Diluted weighted-average common shares outstanding (thousands)	C	395,328	395,150	397,828	395,975	397,830
Reported diluted EPS ($)	A/C	$3.61	$2.35	$2.42	$8.38	$6.95
Adjusted diluted EPS ($) (2)	B/C	2.67	2.40	2.45	7.62	7.09
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D	$21,198	$20,899	$18,733	$21,111	$18,431
Reported return on common shareholders’ equity	A/D (3)	26.8%	18.0%	20.4%	21.0%	20.0%
Adjusted return on common shareholders’ equity (2)	B/D (3)	19.8%	18.4%	20.6%	19.1%	20.5%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2016	Reported net income (loss)	$666	$506	$304	$(35)	$1,441
Jul. 31	After-tax impact of items of note (1)	1	(380)	9	1	(369)
	Adjusted net income (loss) (2)	$667	$126	$313	$(34)	$1,072
2016	Reported net income (loss)	$652	$113	$252	$(76)	$941
Apr. 30	After-tax impact of items of note (1)	(29)	2	8	40	21
	Adjusted net income (loss) (2)	$623	$115	$260	$(36)	$962
2015	Reported net income (loss)	$630	$140	$265	$(57)	$978
Jul. 31 (4)	After-tax impact of items of note (1)	2	3	5	2	12
	Adjusted net income (loss) (2)	$632	$143	$270	$(55)	$990

$ millions, for the nine months ended
2016	Reported net income (loss)	$2,002	$738	$800	$(176)	$3,364
Jul. 31	After-tax impact of items of note (1)	(26)	(375)	21	79	(301)
	Adjusted net income (loss) (2)	$1,976	$363	$821	$(97)	$3,063
2015	Reported net income (loss)	$1,858	$396	$776	$(218)	$2,812
Jul. 31 (4)	After-tax impact of items of note (1)	(29)	12	6	69	58
	Adjusted net income (loss) (2)	$1,829	$408	$782	$(149)	$2,870
(1)	Reflects impact of items of note below.
(2)	Non-GAAP measure.
(3)	Annualized.
(4)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” section of our Report to Shareholders for additional details.

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Items of note

	For the three months ended			For the nine months ended
$ millions	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
Gain, net of related transaction costs, on the sale of our minority investment in ACI	$(428)	$-	$-	$(428)	$-
Gain, net of related transaction and severance costs, on the sale of a processing centre	-	(53)	-	(53)	-
Gain arising from accounting adjustments on credit card-related balance sheet amounts	-	-	-	-	(46)
Gain on sale of an investment in our merchant banking portfolio	-	-	-	-	(23)
Loss (income) from the structured credit run-off business	(28)	11	6	(12)	26
Amortization of intangible assets	7	7	10	23	31
Increase in legal provisions	-	77	-	77	-
Increase in collective allowance recognized in Corporate and Other (1)	-	40	-	109	-
Loan losses in our exited European leveraged finance portfolio	40	-	-	40	-
Restructuring charges primarily relating to employee severance	-	-	-	-	85
Pre-tax impact of items of note on net income	(409)	82	16	(244)	73
Income tax impact on above items of note	40	(31)	(4)	(12)	(15)
Income tax recovery due to the settlement of transfer pricing-related matters	-	(30)	-	(30)	-
Income tax recovery arising from a change in our expected utilization of tax loss carryforwards	-	-	-	(15)	-
After-tax impact of items of note on net income	$(369)	$21	$12	$(301)	$58
(1)	Relates to the collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective strategic business units.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and communities, and supports causes that matter to them. During the quarter we:

•	Joined our clients and communities across Quebec for the Tour CIBC Charles Bruneau, a 4-day bike ride that raised more than $3 million in support of children with cancer and their families;

•	Launched registration for this year’s Canadian Breast Cancer Foundation (CBCF) CIBC Run for the Cure, celebrating 20 years of partnership with CBCF to achieve a future without breast cancer; and

•	Supported Fort McMurray wildfire relief and resettlement efforts with a $100,000 donation to the Canadian Red Cross, as well as by matching $100,000 in employee donations to the Canadian Red Cross, Alberta Food Banks and other local charities.

During the quarter, CIBC was:

•	Included in the 2016 Bloomberg Financial Services Gender-Equality Index for valuing and leveraging gender differences;

•	Recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights; and

•	Named one of Canada’s 50 Most Engaged Workplaces by Achievers.

(The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators).

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance” and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2015 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2016” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2016 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2016” section of our 2015 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the

CIBC Third Quarter 2016 News Release     3

accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all or the possibility that the acquisition does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section starting on page 41 of our 2015 Annual Report. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-866-696-5910, passcode 6808864#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 8696193#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2016 third quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 3554469#) and French (514-861-2272 or 1-800-408-3053, passcode 1143874#) until 11:59 p.m. (ET) September 1, 2016. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units - Retail and Business Banking, Wealth Management and Capital Markets - CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/ or by following on Twitter @CIBC, Facebook (www.facebook.com/CIBC) and Instagram @CIBCNow.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

John Ferren, SVP	416-980-2088	john.ferren@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com
Media Inquiries: Financial, business and trade media may contact:
Erica Belling	416-594-7251	erica.belling@cibc.com
Caroline Van Hasselt	416-784-6699	caroline.vanhasselt@cibc.com

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